UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

101 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐

Other Events

On November 5, 2015, Adaptimmune Therapeutics plc (the “Company”), issued a press release announcing that the Company is presenting (i) updated data on its lead clinical program, an affinity enhanced T-cell receptor therapy targeting the NY-ESO-1 cancer antigen in synovial sarcoma; (ii) an extended follow-up and correlative data from the Company’s study of its T-cell therapy targeting NY-ESO in patients with multiple myeloma; and (iii) preclinical safety assessments of its next affinity enhanced T-cell therapy product directed at MAGE A-10 at the 2015 Annual Meeting of the Society of Immunotherapy for Cancer (SITC). On November 5, 2015, the Company also released an updated corporate presentation. The press release and the updated corporate presentation materials are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and are each incorporated by reference herein.

Exhibits

99.1 Press release dated November 5, 2015

99.2 Adaptimmune Presentation Materials dated November 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: November 5, 2015

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